UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

Gonzalo Urquijo Fernández de Araoz

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

1	Names of Reporting Persons: ACIL Luxco2 S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

This Amendment No. 9 (“Amendment No. 9”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on July 13, 2015 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed on September 29, 2015 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed on October 29, 2015 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed on December 31, 2015 (“Amendment No. 6”), the Amendment No. 7 to the Original Schedule 13D filed on March 24, 2016, and the Amendment No. 8 to the Original Schedule 13D filed on September 23, 2016 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the “Schedule 13D”) and is jointly filed by the Reporting Persons with respect to the ordinary shares of Atlantica Yield plc (“Atlantica Yield”), nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 9 amends the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 as specifically set forth herein.

This Amendment No. 9 is being filed to disclose a new secured financing agreement and the transfer of Ordinary Shares (the “New Money Share Transfer”) from Abengoa Concessions Investments Ltd., a private limited company incorporated under the laws of England and Wales (“ACI”),  to ACIL Luxco1 S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”). As part of the restructuring of the Abengoa (as defined herein) group.  and pursuant to the New Money Share Transfer, ACIL Luxco 1 has received an aggregate of 41,530,843 Ordinary Shares of the Issuer (the “Pledged Shares”), and such Pledged Shares have been provided as security for Abengoa’s borrowings under the secured financing agreement as described under Item 6 below.

Item 2. Identity and Background

As a result of corporate restructuring and the New Money Share Transfer, Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly by Abengoa, S.A., a corporation organized under the laws of the Kingdom of Spain (“Abengoa”), Abengoa Concessions, S.L., a corporation organized under the laws of the Kingdom of Spain (“Abengoa Concessions”), Abengoa Solar, S.A., a corporation organized under the laws of the Kingdom of Spain (“Abengoa Solar”), ACI and ACIL Luxco2, S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg (“ACIL Luxco 2”). Abengoa holds 100% of the interests in Abengoa Concessions and Abengoa Solar. ACI is owned jointly by Abengoa Concessions and Abengoa Solar. ACIL Luxco 2 is owned by ACI. Abengoa, Abengoa Concessions, Abengoa Solar, ACI and ACIL Luxco 2 are collectively referred to herein as the “Reporting Persons.”

The address of principal business and principal office of each Reporting Person is:

Abengoa, S.A.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Concessions, S.L.
 Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Solar, S.A.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Concessions Investments Limited
26-28 Hammersmith Grove
London, England, W6 7BA United Kingdom

ACIL Luxco 2, S.A.
48, boulevard Grande-Duchesse Charlotte,
L-1330 Luxembourg
Grand Duchy of Luxembourg

The principal business of Abengoa is to undertake and operate any businesses related to projects and the construction, manufacture, import, export, acquisition, repair, installation, assembly, contracting, sale and supply of all types of electrical, electronic, mechanical and gas apparatus, for any type of application, and the materials that are complementary to this branch of industry, as well as the complementary civil engineering works for these installations, and also the complementary civil engineering works of all the other businesses related to it; the study, promotion and execution of all types of civil engineering works for construction, restoration, improvements and maintenance, both public and private, including all types of industrial constructions, civil engineering works, infrastructures, hard landscaping, the construction of residential housing, buildings and properties of all kinds as well as the acquisition, holding, administration, provision and sale of all types of personal and real property, intangible rights and transferable securities.

The principal business of Abengoa Solar is the promotion of use of renewable energy sources or improvements in energy efficiency in industrial processes in the fields of solar energy, environmental and industry, including research and development of applications, technologies and materials, the design, manufacture and assembly, construction, operation and maintenance of related facilities, import and marketing of such products or their derivatives, as well as advisory services and support including financial, economic, legal, business organization, control and audit, fiscal, human resources, broadcasting, commercial management, supply and risk management.

The principal business of Abengoa Concessions is the promotion of renewable energy or energy efficiency improvements in industrial processes in the fields of energy, environment and industry, directly or indirect through investment, subscription, acquisition, disposal, transfer or assessment of shares, granting of loans, debt assumptions, surety of all kinds, providing guarantees or warranties on obligations of the company or of third parties.

ACI was formed to hold shares of the Issuer beneficially owned by Abengoa.

ACIL Luxco 2 was formed to hold shares of ACIL Luxco 1.

Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of each of the Reporting Persons is set forth in Schedule A hereto and incorporated herein by reference.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Person that the Separately Filing Group Members are filing one or more separate Schedules 13D pursuant to Rule 13d-1(k)(2) under the Act.  Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

Item 5.        Interest in Securities of the Issuer.

As a result of the New Money Transfer, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    As of March 31, 2017, ACIL Luxco 1 is the direct beneficial owner of 41,530,843 Ordinary Shares, or 41.44% of the outstanding Ordinary Shares. As of March 31, 2017, Stichting Seville (“OrphanCo”) and ABG Orphan Holdco S.à r.l. (“Orphan Holdco”), through their ownership of ACIL Luxco 1, pursuant to the title transfer collateral security described at item 6 below, beneficially own 41.44% of the Ordinary Shares.

As of March 31, 2017, ACI is the direct beneficial owner of 26,820 Ordinary Shares, or 0.03% of the outstanding Ordinary Shares. As of March 31, 2017, Abengoa, Abengoa Concessions and Abengoa Solar through their control of ACI, beneficially own 0.03% of the outstanding Ordinary Shares. With these 26,820 Ordinary Shares, in addition to the Ordinary Shares the Reporting Persons may be deemed to beneficially own by virtue of the Governance Agreement (as defined below), the Reporting Persons beneficially own 41.47% of the Ordinary Shares.

None of the persons listed on Schedule A beneficially own any Ordinary Shares of the Issuer.

(b)    As of March 31, 2017, Abengoa, Abengoa Concessions, ACI and Abengoa Solar through their control of ACIL Luxco 2, may be deemed to share voting and dispositive power with the Separately Filing Group Members over the Pledged Shares beneficially owned by ACIL Luxco 1 by virtue of the provisions of the Governance Agreement.

(c)    Except for the New Money Share Transfer, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in Schedule A to this Schedule 13D effected any transactions in the Ordinary Shares during the past sixty days.

(d)    In addition to the Reporting Persons, under certain circumstances, GLAS Trust Corporation Limited, the security agent (the “Security Agent”) under the Common Terms Agreement (as defined below), has the right to receive and direct the receipt of dividends from the Pledged Shares. Under the terms of a custody account security agreement between the Security Agent and ACIL Luxco 1, dated March 28, 2017, ACIL Luxco 1 pledged the Pledged Shares and certain assets related thereto (including all dividends and other monies payable in respect of the Pledged Shares) (the “Related Assets” and, together with the Pledged Shares, the “Charged Portfolio”), a cash account (the “Cash Account”) and a segregated securities deposit account (the “Custody Account”) to the Security Agent. ACIL Luxco 1 must ensure that, upon the accrual, offer, issue or receipt of any Related Assets, such Related Assets are credited to the Custody Account or the Cash Account. In an event of default under the Common Terms Agreement, the Security Agent may transfer the Charged Portfolio into its own name or into that of its nominee(s) and/or demand and receive all and any money due under or arising out of the Cash Account.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the headings “Exchangeable Notes,” “Secured Term Facility Agreement” and “Secured Financing Agreements” with the paragraphs below.

Secured Financing Agreement and Restructuring

On March 28, 2017, OrphanCo and Orphan Holdco, along with A3T Holdco España S.A., a subsidiary of Abengoa, among others, entered into a Common Terms Agreement (the “Common Terms Agreement”) with Global Loan Agency Services Limited as facility agent, the Security Agent, Bondholders, S.L. as notes trustee, and certain guarantors, lenders and noteholders, pursuant to which they were required to enter into related security documents (collectively, the “New Money Documents”). Under the Common Terms Agreement, certain subsidiaries of Abengoa are permitted to borrow up to $926,300,179.49 and €106,000,000 (the “New Money”). As part of the restructuring of the Abengoa group, ACI transferred the 41,530,843 Pledged Shares to ACIL Luxco 1. Under the terms of the New Money Documents, ACIL Luxco 1 granted a security interest in the Pledged Shares in favor of the lenders and noteholders as security for the New Money and Abengoa’s and its subsidiaries’ obligations under the New Money Documents. In addition, pursuant to the New Money Documents, ACIL Luxco 2 transferred its legal and beneficial ownership of ACIL Luxco 1 (and therefore indirectly the ownership of the Pledged Shares) to Orphan Holdco by way of a Luxembourg law governed title transfer collateral arrangement. If ACIL Luxco 2 fulfills its obligations under the New Money Documents (including the full and final repayment of the New Money), the legal and beneficial ownership of ACIL Luxco 1 (including its ownership of the Ordinary Shares) will be retransferred to ACIL Luxco 2. Loans made under the Common Terms Agreement will mature on February 28, 2021 and March 31, 2021.

Abengoa used the New Money to (i) repay amounts owed to the lenders under the secured term facility agreement dated September 18, 2016, the financing agreement dated September 23, 2015, the facility agreement dated December 24, 2015 and the facility agreement dated March 21, 2016 (the “Prior Financings”) , (ii) for the development of its Mexican project, A3T and (iii) to pay fees, costs and expenses in connection with the restructuring of the Abengoa group. The Ordinary Shares previously pledged to such lenders under the Prior Financings were released and were subsequently pledged to the lenders and noteholders under the Common Terms Agreement as the Pledged Shares. No additional Ordinary Shares have been pledged under the Common Terms Agreement that were previously unencumbered. As part of the restructuring, Abengoa also cancelled any outstanding $279,000,000 principal amount of 5.125% Exchangeable Notes (the “Exchangeable Notes”) which were exchangeable at the option of the holders thereof for Ordinary Shares that were beneficially owned by the Reporting Persons. ACI owns the 26,820 Ordinary Shares which were subject to the provisions of the Exchangeable Notes. Such Ordinary Shares will also be pledged in favor of the lenders and noteholders under the New Money Documents and, if the terms of transfer are agreed to, are expected to be transferred to ACIL Luxco 1 and  will become subject to the title transfer collateral arrangement noted above. If such Ordinary Shares are transferred to ACIL Luxco 1, they are expected to be subject to the provisions of the Governance Agreement and the Registration Rights Agreement (as defined below).

Upon the exercise of certain events that are customary for this type of loan, the lenders under the Common Terms Agreement may exercise their right to require Abengoa to repay all or part of the New Money, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the New Money Documents.

Governance Agreement

On March 28, 2017, ACIL Luxco 2, ACIL Luxco 1 and Orphan Holdco, among others, entered into a Governance Agreement pursuant to the Common Terms Agreement (the “Governance Agreement”). Under to the Governance Agreement, ACIL Luxco 1, the direct holder of the Pledged Shares, subject to certain limitations and conditions as set out therein, will remove and appoint directors of Atlantica Yield at the direction of ACIL Luxco 2. Additionally, subject to certain limitations and conditions, ACIL Luxco 1 and ACIL Luxco 2 are required to affirmatively consent in order for ACIL Luxco 1 to vote as shareholder of Atlantica Yield.

Registration Rights Agreement

On March 28, 2017, Abengoa, Atlantica Yield, ACIL Luxco 1 and the Security Agent acting on behalf of the lenders and noteholders under the Common Terms Agreement entered into a registration rights agreement (the “Registration Rights Agreement”) providing for the registration of the Pledged Shares in a selling shareholders shelf registration statement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit No.	Description
4	Registration Rights Agreement, dated March 28, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017
ABENGOA, S.A.

	By:	/s/ Joaquin Fernandez de Piérola Marin
Name: Joaquin Fernandez de Piérola Marin
Title: Manager

	By:	/s/ Gonzalo Urquijo Fernández de Araoz
Name: Gonzalo Urquijo Fernández de Araoz
Title: Chariman

ABENGOA CONCESSIONS, S.L.

	By:	/s/ Joaquin Fernandez de Piérola Marin
Name: Joaquin Fernandez de Piérola Marin
Title: Representative of Abengoa, S.A., sole director of the company

ABENGOA SOLAR, S.A.

	By:	/s/ Joaquin Fernandez de Piérola Marin
Name: Joaquin Fernandez de Piérola Marin
Title: Representative of Abengoa, S.A., sole director of the company

ABENGOA CONCESSIONS INVESTMENTS LIMITED

	By:	/s/ Joaquin Fernandez de Piérola Marin
Name: Joaquin Fernandez de Piérola Marin
Title: Director

ACIL Luxco2 S.A.

	By:	/s/ Joost Mees and Robert van’t Hoeft
Name: Joost Mees and Robert van’t Hoeft
Title: Directors

Schedule A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Manuel Castro Aladro	Managing Partner. Alpha GRC Invest Ltd		(1)	Spain
José Wahnon Levy	Auditor. Director of Abengoa, S.A.		(1)	Spain
Pilar Cavero Mestre	Lawyer. Director of Abengoa, S.A.		(1)	Spain
José Luis del Valle Doblado	Non-executive chairman of GES and Lar España		(1)	Spain
Ramón Sotomayor Jáuregui	Industrial Engineer. Director of Abengoa, S.A.		(1)	Spain
Miguel Antoñanzas Alvear	President and CEO of Viesgo		(1)	Spain

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Joaquín Fernández de Piérola Marín	Manager of Abengoa, S.A.		(1)	Spain
Álvaro Polo Guerrero	Human Resources Director		(1)	Spain
Daniel Alaminos Echarri	General Secretary		(1)	Spain
Victor Pastor Fernández	CFO		(1)	Spain
David Jiménez-Blanco Carrillo de Albornoz	Chief Restructuring Officer		(1)	Spain

(1)         Manuel Pombo Angulo 20, 28050 Madrid, Spain.

ABENGOA SOLAR, S.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS, S.L.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ACIL LUXCO 2

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joost Mees	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Johannes de Zwart	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Robert van’t Hoeft	Director of ACIL Luxco 2, S.A.		(1)	Netherlands

(1)         48 boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg, Grand Duchy of Luxembourg.

Schedule B

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member
Outstanding shares
Beneficial ownership and voting % of outstanding shares

ACIL Luxco1 S.A.
41,530,843*
41.44%

ABG Orphan Holdco S.a.r.l.
 41,530,843*
41.44%

Stichting Seville
 41,530,843*
41.44%

* Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

(1) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.